U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

 (Check One)

☒  Form 10-K    ☐  Form 20-F   ☐  Form 11-K   ☐  Form 10-Q  ☐  Form N-SAR

      For period ended: December 31, 2005

      ☐  Transition Report on Form 10-K

      ☐  Transition Report on Form 20-F

      ☐  Transition Report on Form 11-K

      ☐  Transition Report on Form 10-Q

      ☐  Transition Report on Form N-SAR

      For the Transition Period Ended:   N/A

                              PART I

                      REGISTRANT INFORMATION

Full Name of Registrant:                 IDI Global, Inc.

SEC File No.                                   000-30245

Address of Principal Executive Office:   462 East 800 North

City, State and Zip Code:                Orem, Utah  84097

                             PART II

                     RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                             PART III

                            NARRATIVE

The Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, could not be filed without unreasonable effort or expense within the prescribed time period  because management requires additional time to compile and verify the data required to be included in the report.  The report will be filed within fifteen days of the date the original report was due.

                             PART IV

                        OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification:

       Kevin R. Griffith       (801) 224-4444

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

       ☒  Yes         ☐  No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

       ☐  Yes         ☒  No

IDI Global, Inc. has caused this notification to be signed on its behalf by the undersigned duly authorized.

Date: March 31, 2006

By: /s/ Steven D. Weatherly

Steven D. Weatherly,

Consultant performing certain services for the Company

commonly provided by a Chief Financial Officer and

Principal Accounting Officer

2